Exhibit (a)(8)


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                                January 14, 2000

TO:          UNIT HOLDERS OF WINTHROP CALIFORNIA INVESTORS
             LIMITED PARTNERSHIP (the "Partnership")

SUBJECT:              OFFER TO PURCHASE UNITS FOR $2,700 CASH

Dear Unit Holder:

             Sutter/Jamboree   Acquisition   Fund,  LLC  (the  "Purchaser")  has
extended the expiration date of its Offer to January 28, 2000, and has increased the price it is offering to purchase your Units to:

                                 $2,700 per Unit

             Please keep in mind the following issues:

     - Our offer is the highest available offer, and represents a $200 premium over any other outstanding offer.
     - The increased Offer is otherwise being made on the same terms and conditions as the original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.
     - If you already tendered to Sutter/Jamboree Acquisition Fund, LLC and have not withdrawn your tender, you will automatically receive the benefit of the increased $2,700 Offer. NO FURTHER ACTION IS NECESSARY.
     - In the event that you receive any future offers, including offers from Quadrangle Associates II, LLC, please contact us at (800) 854-7835 before signing any documentation, in order to learn the most current status of the offers.

     If you choose to tender your Units, please complete the Letter of Transmittal (the blue form) and return it in the postage-paid return envelope. You may also tender your Units by facsimile. Any Units tendered may be withdrawn by mail or facsimile until midnight on the date of expiration. If you have already tendered your Units to Quadrangle Associates II, LLC, but wish to receive our higher price, you may complete the Notice of Withdrawal. The Purchaser intends to purchase 100% of Units accepted through this tender unless the general partner imposes a restriction on transfers. A complete description of the offer, including risks, terms and conditions are set forth in the Offer to Purchase and Supplement. Correspondence should be directed to the Depositary for the offer at:

                          North Coast Securities Corp.
                          595 Market Street, Suite 2100
                             San Francisco, CA 94105
            Facsimile Transmission: (415) 977-1510 Attn: Beth Hewitt

     If you have any questions or would like to receive a copy of the offer, please call the Purchaser at (800) 854- 7835.